SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13D
                           (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                   FILED PURSUANT TO RULE 13d-2(A)


                   CTC Communications Group, Inc.
---------------------------------------------------------------------
                          (Name of Issuer)


               Common Stock, $.01 par value per share
---------------------------------------------------------------------
                   (Title of Class of Securities)


                             126418 10 2
---------------------------------------------------------------------
                           (CUSIP Number)


                          Mark E. Nunnelly
                         Bain Capital, Inc.
                          Two Copley Place
                     Boston, Massachusetts 02116
                           (617) 572-3000
---------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           With a copy to:

                        Eric L. Cochran, Esq.
              Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                      New York, New York 10036
                           (212) 735-3000


                               May 16, 2000
---------------------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o





CUSIP NO.  126418 10 2             13D     PAGE 2 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bain Capital Fund VI, L.P.
             04-3405560

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        642,940
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       642,940
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             642,940 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                        |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.4%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2             13D     PAGE 3 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bain Capital VI Coinvestment Fund, L.P.
             04-3405561

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF              7    SOLE VOTING POWER
           SHARES                         713,380
        BENEFICIALLY            8    SHARED VOTING POWER
          OWNED BY                        0 (see Item 5)
            EACH                9    SOLE DISPOSITIVE POWER
         REPORTING                        713,380
           PERSON              10    SHARED DISPOSITIVE POWER
            WITH                          0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             713,380 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.7%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.  126418 10 2             13D     PAGE 4 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             BCIP Associates II
             04-3404818

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        36,780
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       36,780
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             36,780 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.1%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2             13D     PAGE 5 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             BCIP Trust Associates II
             04-3400371

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        3,900
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       3,900
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,900 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 0.1%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP NO.  126418 10 2             13D     PAGE 6 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             BCIP Associates II-B
             04-3404819

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        6,760
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       6,760
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,760 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 0.1%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2             13D     PAGE 7 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             BCIP Trust Associates II-B
             04-3400372

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        5,140
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       5,140
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,140 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 0.1%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2             13D     PAGE 8 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             BCIP Associates II-C
             04-3424217

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        6,460
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       6,460
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,460 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 0.1%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP NO.  126418 10 2             13D     PAGE 9 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PEP Investments Pty Limited

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             New South Wales, Australia

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        2,140
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       2,140
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,140 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 0.1%

  14   TYPE OF REPORTING PERSON*
             OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2             13D     PAGE 9 OF 51 PAGES


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Sankaty High Yield Asset Partners, L.P.
             04-3395139

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        7,500
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       7,500
           PERSON             10     SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,500 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 0.1%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2             13D     PAGE 10 OF 51 PAGES

  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Sankaty High Yield Partners II, L.P.
             04-3490549

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        22,500
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       22,500
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             22,500 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.1%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2             13D     PAGE 11 OF 51 PAGES

  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Brookside Capital Partners Fund, L.P.
             04-3313066

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*     OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        52,500
        BENEFICIALLY           8    SHARED VOTING POWER
          OWNED BY                       0 (see Item 5)
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       52,500
           PERSON             10    SHARED DISPOSITIVE POWER
            WITH                         0 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             52,500 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.2%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the "Common Stock" or "Shares"), of CTC Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 220 Bear Hill
Road, Waltham, Massachusetts 02451.

Item 2.  Identity and Background.
         -----------------------

         (a) - (c) and (f). This Statement is being jointly filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 32,147 shares of Series B Preferred Stock, $.01 par value per share (the "Series B Preferred Stock), of the Company;

(ii) Bain Capital VI Coinvestment Fund, L.P. ("BCF VI-Co"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 35,669 shares of Series B Preferred Stock;

(iii) BCIP Associates II ("BCIP II"), a Delaware general partnership, by virtue of its direct beneficial ownership of 1,839 shares of Series B Preferred Stock;

(iv) BCIP Trust Associates II ("BCIPT II"), a Delaware general partnership, by virtue of its direct beneficial ownership of 195 shares of Series B Preferred Stock;

(v) BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of 338 shares of Series B Preferred Stock;

(vi) BCIP Trust Associates II-B ("BCIPT II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of 257 shares of Series Preferred Stock;

(vii) BCIP Associates II-C ("BCIP II-C"), a Delaware general partnership, by virtue of its direct beneficial ownership of 323 shares of Series B Preferred Stock;

(viii)PEP Investments Pty Limited ("PEP"), a New South Wales limited company, by virtue of its direct beneficial ownership of 107 shares of Series B Preferred Stock;

(ix) Sankaty High Yield Asset Partners, L.P. ("Sankaty"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 375 shares of Series B Preferred Stock;

(x) Sankaty High Yield Partners II, L.P. ("Sankaty II"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,125 shares of Series B Preferred Stock; and

(xi) Brookside Capital Partners Fund, L.P. ("Brookside"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 2,625 shares of Series B Preferred Stock.

      The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

      Bain Capital Partners VI, L.P., a Delaware limited partnership ("BCP VI") is the sole general partner of BCF VI and BCF VI-Co. Bain Capital Investors VI, Inc., a Delaware corporation ("BCI VI Inc."), is the sole general partner of BCP VI. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of BCI VI Inc. and thus is the controlling person of BCI VI Inc.

      Bain Capital, Inc., a Delaware corporation ("Bain Capital"), is the sole managing partner of BCIP II, BCIPT II, BCIP II-B, BCIPT II-B, and BCIP II-C (collectively, the "BCIP Entities"). Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Capital and thus is the controlling person of Bain Capital.

      By a power of attorney, PEP has appointed Bain Capital and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.

      Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company ("Sankaty LLC"), is the sole general partner of Sankaty. Sankaty High Yield Asset Investors, Ltd., a Bermuda corporation ("Sankaty Ltd."), is the managing member of Sankaty LLC. Mr. W. Mitt Romney is the sole shareholder, a director and President of Sankaty Ltd. and thus is the controlling person of Sankaty, Ltd.

      Sankaty High Yield Asset Investors II, LLC, a Delaware limited liability company ("Sankaty II LLC"), is the sole general partner of Sankaty II. Sankaty Investors II, LLC, a Delaware limited company ("Sankaty Investors II"), is the managing member of Sankaty II LLC.

      Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), is the sole general partner of Brookside. Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole general partner of Brookside Investors. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc.

      Under Fund VI's partnership agreement, Fund VI and the BCIP Entities are generally required to make and dispose of securities of an issuer on the same terms and conditions and dispose of securities in the same proportions. PEP also makes and disposes of securities of an issuer in the same proportions as Fund VI and the BCIP Entities.

      Each of the Reporting Persons is principally engaged in the business of investing in securities. BCP VI is principally engaged in the business of serving as the general partner for BCF VI and BCF VI-Co. BCI VI Inc. is principally engaged in the business of serving as the general partner for BCP VI and ultimate general partner of BCF VI and BCF VI-Co. Brookside Investors is principally engaged in the business of serving as the general partner for Brookside. Brookside Inc. is principally engaged in the business of serving as the general partner for Brookside Investors and ultimate general partner of Brookside. Sankaty LLC is principally engaged in the business of serving as the general partner for Sankaty. Sankaty Ltd. is principally engaged in the business of serving as the managing member of Sankaty LLC and ultimate general partner of Sankaty. Bain Capital is principally engaged in the business of serving as the managing general partner for the BCIP Entities. Sankaty II LLC is principally engaged in the business of serving as the general partner of Sankaty II. Sankaty Investors II is principally engaged in the business of serving as managing member of Sankaty II LLC and ultimate general partner of Sankaty II. The principal occupation of Mr. W. Mitt Romney is set forth on Schedule A to this Statement.

      Attached as Schedule A to this Statement is information concerning the Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

      Except as otherwise set forth herein, the business address of the Reporting Persons is Two Copley Place, Boston, Massachusetts, 02116. The principal business address of Sankaty Ltd. is Reid House, 31 Church Street, Hamilton Hm 12, Bermuda. The principal business address of PEP is Level 34, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

         (d) and (e). During the past five years, none of the Reporting Persons or their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the past five years, none of the Reporting Persons or their executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

      Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Pursuant to a Stock Purchase Agreement, dated as of March 22, 2000 (the "Stock Purchase Agreement"), by and among the Company, Credit Suisse First Boston Equity Partners, L.P., Credit Suisse First Boston Equity Partners (Bermuda), L.P., Credit Suisse First Boston U.S. Executive Advisors, L.P. and EMA Private Equity Fund 1999, L.P. (collectively, the "Original Investors"), the Original Investors were entitled, subject to compliance with the terms and conditions set forth therein, to purchase 200,000 shares of Series B Convertible Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"), of the Company for aggregate consideration of $200,000,000. The Company and the Original Investors subsequently entered into Amendment No. 1 to the Stock Purchase Agreement and an Assignment and Assumption Agreement, dated as of April 12, 2000 ("Amendment No. 1"), with the Reporting Persons and certain entities affiliated with Thomas H. Lee Company (collectively, the "Co-Investors" and, together with the Original Investors, the "Investors"), pursuant to which the Original Investors assigned to the Co-Investors their right to purchase 150,000 shares of Series B Preferred Stock under the Stock Purchase Agreement.

         Pursuant to the Stock Purchase Agreement, as amended, the Reporting Persons purchased an aggregate of 75,000 shares of Series B Preferred Stock for an aggregate cash purchase price of $75,000,000. Of this amount, BCF VI purchased 32,147 shares of Series B Preferred Stock for $32,147,000, BCF VI-Co purchased 35,669 shares of Series B Preferred Stock for $35,669,000, BCIP II purchased 1,839 shares of Series B Preferred Stock for $1,839,000, BCIPT II purchased 195 shares of Series B Preferred Stock for $195,000, BCIP II-B purchased 338 shares of Series B Preferred Stock for $338,000, BCIPT II-B purchased 257 shares of Series B Preferred Stock for $257,000, BCIP II-C purchased 323 shares of Series B Preferred Stock for $323,000, PEP purchased 107 shares of Series B Preferred Stock for $107,000, Sankaty purchased 375 shares of Series B Preferred Stock for $375,000, Sankaty II purchased 1,125 shares of Series B Preferred Stock for $1,125,000 and Brookside purchased 2,625 shares of Series B Preferred Stock for $2,625,000.

         Each of the Reporting Persons obtained funds to make the purchases described herein through capital contributions from their partners.

Item 4.  Purpose of Transactions.
         -----------------------

         The Reporting Persons purchased the Series B Preferred Stock for general investment purposes and retain the right to change their investment intent. Subject to market conditions and other factors, including the restrictions on transfer and other restrictions described below, the Reporting Persons may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

         The Series B Preferred Stock is convertible, at the option of the holder, into shares of the Company's Common Stock. For each share of Series B Preferred Stock converted into Common Stock, the holder is entitled to receive that number of shares of Common Stock equal to (x) $1,000 plus accrued and unpaid dividends through the date of conversion divided by (y) the then effective conversion price for the Series B Preferred Stock (the "Conversion Price"), which is currently $50.00 per share. If at any time the average market price of the Common Stock for a period of 30 consecutive trading days equals or exceeds 200% of the Conversion Price or fewer than 15% of the number of shares of Series B Preferred Stock issued on May 16, 2000 (the "Closing Date") remain outstanding, then the Company may cause the conversion of the outstanding shares of Series B Preferred Stock at the then effective Conversion Price. If the Company were to cause the conversion of the Series B Preferred Stock prior to the third anniversary of the Closing Date, the Series B Preferred Stock would be deemed to have accrued dividends to the third anniversary of the Closing Date.

         The Series B Preferred Stock will pay quarterly dividends at the rate per annum of 8.25% of the stated amount thereof. Dividends are payable in additional shares of Series B Preferred Stock prior to the third anniversary of the Closing Date, and thereafter dividends are payable, at the option of the Company, in cash or additional shares of Series B Preferred Stock. The Series B Preferred Stock will vote on an as converted basis with the Common Stock on matters submitted to the holders of the Common Stock, and the Series B Preferred Stock will vote as a separate class on certain specified matters, including specified "change-of-control" events.

         Under the terms of the Certificate of Designation for the Series B Preferred Stock (the "Certificate of Designation"), on and after the third anniversary of the Closing Date, the Company has the right to redeem the outstanding shares of Series B Preferred Stock at a redemption price equal to the stated amount of $1,000 per share plus accrued and unpaid dividends thereon to the redemption date. On the tenth anniversary of the Closing Date, the Company is required to redeem the outstanding shares of Series B Preferred Stock out of funds legally available therefor at a redemption price equal to the stated amount of $1,000 per share plus accrued and unpaid dividends thereon to the redemption date.

         Under the terms of the Stock Purchase Agreement, for so long as the Reporting Persons own at least 50% of the number of shares of Series B Preferred Stock issued to them on the Closing Date, the Reporting Persons have the right to nominate one director to the Board of Directors of the Company. On the Closing Date, Mark E. Nunnelly was appointed to the Board of Directors of the Company as the Reporting Persons' nominee. If the Company fails to comply with certain consent rights of the holders of Series B Preferred Stock contained in the Stock Purchase Agreement, and such failure continues for 60 days after notice to the Company from the holders of a majority of the outstanding shares of Series B Preferred Stock, the Investors will be entitled to nominate a number of directors that would constitute a majority of the Board of Directors of the Company.

      The Stock Purchase Agreement also provides that, until the seventh anniversary of the Closing Date, the Investors will not: (i) acquire any shares of capital stock of the Company, except (x) in a transaction approved by the Board of Directors of the Company or (y) as dividends or as a result of stock splits and similar reclassifications or received in a consolidation, merger or other business combination in respect of, in exchange for or upon conversion of shares of Series B Preferred Stock or securities held by the Investors at the time of such dividend, split or reclassification, consolidation or merger or business combination; (ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents with respect to any voting securities of the Company or initiate or become a participant in any stockholder proposal or "election contest" (as such term is defined in Rule 14a-11 under the Exchange Act) with respect to the Company or induce others to initiate the same; (iii) publicly or privately propose, encourage, solicit or participate in the solicitation of any person or entity to acquire, offer to acquire or agree to acquire, by merger, tender offer, purchase or otherwise, the Company or a substantial portion of the assets or more than 5% of the outstanding capital stock; or (iv) directly or indirectly join in or in any way participate in a pooling agreement, syndicate, voting trust or other similar arrangement with respect to the Company's voting securities or otherwise act in concert with any other person (other than controlled affiliates) for the purpose of acquiring, holding, voting or disposing of the Company's securities.

         The Stock Purchase Agreement provides that, prior to the third anniversary of the Closing Date, the Investors may not sell, transfer, assign, convey, gift, mortgage, pledge, encumber, hypothecate or dispose of, directly or indirectly, any shares of Series B Preferred Stock or shares of Common Stock issuable upon conversion of the Series B Preferred Stock, except for (i) transfers to affiliated transferees, (ii) transfers to the Company in connection with any conversion or redemption of the Series B Preferred Stock, (iii) transfers pursuant to the registration rights described below, (iv) transfers pursuant to a merger or consolidation involving the Company as a constituent corporation, (v) transfers in connection with a tender offer approved by the Board of Directors of the Company and (vi) certain other permitted transfers, subject in the case of certain of these transfers to the transferee agreeing to be bound by transfer restrictions contained in the Stock Purchase Agreement. After the third anniversary of the Closing Date, the Investors may transfer shares of Series B Preferred Stock or shares of Common Stock issuable upon conversion of the Series B Preferred Stock without the restrictions described above to any person who is not a competitor of the Company or any of its subsidiaries, subject to applicable federal and state securities laws.

         On May 16, 2000, the Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company, pursuant to which the Investors have the right to require the Company to register the shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the "Registrable Securities"). At any time after the one year anniversary of the Closing Date, upon demand of not less than the holders of 20% or $30 million of the Registrable Securities on a fully diluted basis after giving effect to the conversion of all of the Series B Preferred Stock, the Company will be required to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of such securities. The Company will not be required to file more than three such demand registration statements. Pursuant to the terms of the Registration Rights Agreement, the holders of Registrable Securities have unlimited "piggyback" registration rights subject to standard underwriters' cutbacks.

         Amendment No. 1 to the Stock Purchase Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The Stock Purchase Agreement, the Certificate of Designation and the Registration Rights Agreement have been filed as exhibits to the Company's Current Report on Form 8-K filed with the Commission on April 19, 2000 and are incorporated herein by reference. The foregoing descriptions of such agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) and (b). By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the Shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 1,500,000 Shares, or approximately 5.5% of the Outstanding Shares (as defined below). For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) 25,991,529 Shares outstanding on May 16, 2000 based on information provided to the Reporting Persons by the Company and (ii) the Shares issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons whose ownership is being measured, excluding for such purpose the Shares issuable upon conversion of any other shares of Series B Preferred Stock or other convertible securities. Each of the Reporting Persons expressly disclaims beneficial ownership of those Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Reporting Persons, if any.

         As of the date hereof, by virtue of its beneficial ownership of 32,147 shares of Series B Preferred Stock, BCF VI beneficially owns 642,940 Shares, representing approximately 2.4% of the Outstanding Shares. BCF VI has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 35,669 shares of Series B Preferred Stock, BCF VI-Co beneficially owns 713,380 Shares, representing approximately 2.7% of the Outstanding Shares. BCF VI-Co has sole voting and sole dispositive power with respect to such shares.

         BCP VI, as the sole general partner of BCF VI and BCF VI-Co, may be deemed to share voting and dispositive power with respect to 1,356,320 Shares currently held by BCF VI and BCF VI-Co, representing approximately 5.0% of the Outstanding Shares. The filing of this Statement by BCP VI shall not be construed as an admission that BCP VI is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI and BCF VI-Co.

         BCI VI Inc., as the sole general partner of BCP VI, may be deemed to share voting and dispositive power with respect to 1,356,320 Shares currently held by BCF VI and BCF VI-Co, representing approximately 5.0% of the Outstanding Shares. The filing of this Statement by BCI VI Inc. shall not be construed as an admission that BCI VI Inc. is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI and BCF VI-Co.

         As of the date hereof, by virtue of its beneficial ownership of 1,839 shares of Series B Preferred Stock, BCIP II beneficially owns 36,780 Shares, representing approximately 0.1% of the Outstanding Shares. BCIP II has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 195 shares of Series B Preferred Stock, BCIPT II beneficially owns 3,900 Shares, representing less than 0.1% of the Outstanding Shares. BCIPT II has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 338 shares of Series B Preferred Stock, BCIP II-B beneficially owns 6,760 Shares, representing less than 0.1% of the Outstanding Shares. BCIP II-B has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 257 shares of Series B Preferred Stock, BCIPT II-B beneficially owns 5,140 Shares, representing less than 0.1% of the Outstanding Shares. BCIPT II-B has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 323 shares of Series B Preferred Stock, BCIP II-C beneficially owns 6,460 Shares, representing less than 0.1% of the Outstanding Shares. BCIP II-C has sole voting and sole dispositive power with respect to such shares.

         Bain Capital, as the managing general partner of the BCIP Entities, may be deemed to share voting and dispositive power with respect to 59,040 Shares currently held by such entities, representing approximately 0.2% of the Outstanding Shares. The filing of this Statement shall not be construed as an admission that Bain Capital is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCIP Entities.

         As of the date hereof, by virtue of its beneficial ownership of 107 shares of Series B Preferred Stock, PEP beneficially owns 2,140 Shares, representing less than 0.1% of the Outstanding Shares. PEP has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 375 shares of Series B Preferred Stock, Sankaty beneficially owns 7,500 Shares, representing less than 0.1% of the Outstanding Shares. Sankaty has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 1,125 shares of Series B Preferred Stock, Sankaty II beneficially owns 22,500 Shares, representing approximately 0.1% of the Outstanding Shares. Sankaty II has sole voting and sole dispositive power with respect to such shares.

         Sankaty LLC, as the sole general partner of Sankaty, may be deemed to share voting and dispositive power with respect to 7,500 Shares currently held by Sankaty, representing less than 0.1% of the Outstanding Shares. The filing of this Statement shall not be construed as an admission that Sankaty LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

         Sankaty Ltd., as the managing member of Sankaty LLC, may be deemed to share voting and dispositive power with respect to 7,500 Shares currently held by Sankaty, representing less than 0.1% of the Outstanding Shares. The filing of this Statement shall not be construed as an admission that Sankaty Ltd. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

         Sankaty II LLC, as the sole general partner of Sankaty II, may be deemed to share voting and dispositive power with respect to 22,500 Shares currently held by Sankaty II, representing approximately 0.1% of the Outstanding Shares. The filing of this Statement shall not be construed as an admission that Sankaty II LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty II.

         Sankaty Investors II, as the managing member of Sankaty II LLC, may be deemed to share voting and dispositive power with respect to 22,500 Shares currently held by Sankaty II, representing approximately 0.1% of the Outstanding Shares. The filing of this Statement shall not be construed as an admission that Sankaty Investors II is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty II.

         As of the date hereof, by virtue of its beneficial ownership of 2,625 shares of Series B Preferred Stock, Brookside beneficially owns 52,500 Shares, representing approximately 0.2% of the Outstanding Shares. Brookside has sole voting and sole dispositive power with respect to such shares.

      Brookside Investors, as the sole general partner of Brookside, may be deemed to share voting and dispositive power with respect to 52,500 Shares currently held by Brookside, representing approximately 0.2% of the Outstanding Shares. The filing of this Statement shall not be construed as an admission that Brookside Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

      Brookside Inc., as the sole general partner of Brookside Investors, may be deemed to share voting and dispositive power with respect to 52,500 Shares currently held by Brookside, representing approximately 0.1% of the Outstanding Shares. The filing of this Statement by shall not be construed as an admission that Brookside Inc. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

      Mr. Romney may be deemed to share voting and dispositive power with respect to (i) 59,040 Shares currently held by BCIP Entities, in his capacity as sole shareholder of Bain Capital; (ii) 1,356,320 Shares currently held by BCF VI and BCF VI-Co, in his capacity as sole shareholder of BCI VI Inc.; (iii) 52,500 Shares currently held by Brookside, in his capacity as sole shareholder of Brookside, Inc.; and (iv) 30,000 Shares currently held by Sankaty and Sankaty II, in his capacity as sole shareholder of Sankaty Ltd. The filing of this Statement by shall not be construed as an admission that Mr. Romney is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of shares held by such entities.

         All of the foregoing information as to number of Shares and percentage of the Outstanding Shares beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Stock Purchase Agreement, as amended.

         (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporate herein by reference.

         Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1:* Joint Filing Agreement dated as of May 26, 2000 by and among the Reporting Persons.

         Exhibit 2: Stock Purchase Agreement dated as of March 22, 2000 by and among the Company, Credit Suisse First
                        Boston Equity Partners, L.P., Credit Suisse First
                        Boston Equity Partners (Bermuda) L.P. Credit Suisse First Boston U.S. Executive Advisers, L.P. and EMA Private Equity Fund 1999, L.P. (the "CSFB Investors") (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on April 19, 2000).

         Exhibit 3:* Amendment No. 1 to Stock Purchase Agreement dated as of April 12, 2000 by and among the Company, the CSFB Investors, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Foreign Fund-B, L.P., Thomas H. Lee Investors Limited Partnership, Thomas H. Lee Charitable Investment Limited Partnership, 1997 Thomas H. Lee Nominee Trust, Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP Associates II, BCIP Trust Associates II, BCIP Associates II-B, BCIP Associates II-B, BCIP Trust Associates II-B, BCIP Associates II-C, PEP Investments Pty Ltd. Brookside Capital Partners Fund L.P., Sankaty High Yield Asset Partners, L.P. and the Investors set forth on the signature pages thereto.

         Exhibit 4: Certificate of Designation relating to the Series B Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on April 19,
                        2000).

         Exhibit 5: Form of Registration Rights Agreement by and among the Company and the persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on April 19,
                        2000).




                                 SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.


Date:  May 26, 2000       BAIN CAPITAL FUND VI, L.P.
                          By:   Bain Capital Partners VI, L.P.,
                                  its General Partner

                          By:   Bain Capital Investors VI, Inc.,
                                  its General Partner

                          By: /s/ Mark E. Nunnelly
                             -----------------------------------
                          Name:  Mark E. Nunnelly
                          Title: Managing Director


Date:  May 26, 2000       BAIN CAPITAL VI COINVESTMENT FUND, L.P.
                          By:   Bain Capital Partners VI, L.P.,
                                  its General Partner

                          By:   Bain Capital Investors VI, Inc.,
                                  its General Partner

                          By: /s/ Mark E. Nunnelly
                             ------------------------------------
                          Name:  Mark E. Nunnelly
                          Title: Managing Director


Date:  May 26, 2000       BCIP ASSOCIATES II
                          BCIP ASSOCIATES II-B
                          BCIP ASSOCIATES II-C
                          BCIP TRUST ASSOCIATES II
                          BCIP TRUST ASSOCIATES II-B
                          By:   Bain Capital Inc.


                          By: /s/ Mark E. Nunnelly
                             ------------------------------------
                          Name:  Mark E. Nunnelly
                          Title: Managing Director


Date:  May 26, 2000       PEP INVESTMENTS PTY LIMITED
                          By: Bain Capital, Inc.,
                                its Attorney-in-Fact


                          By: /s/ Mark E. Nunnelly
                             ------------------------------------
                          Name:  Mark E. Nunnelly
                          Title: Managing Director


Date:  May 26, 2000       BROOKSIDE CAPITAL PARTNERS FUND, L.P.


                          By: /s/ Roy Edgar Brakeman, III
                             ------------------------------------
                          Name:  Roy Edgar Brakeman, III
                          Title: Managing Director


Date:  May 26, 2000       SANKATY HIGH YIELD ASSET PARTNERS, L.P.


                          By: /s/ Jonathan S. Lavine
                             ------------------------------------
                          Name:  Jonathan S. Lavine
                          Title: Managing Director
                                   and Chief Investment Officer


Date:  May 26, 2000       SANKATY HIGH YIELD PARTNERS II, L.P.


                          By: /s/ Jonathan S. Lavine
                             ------------------------------------
                          Name:  Jonathan S. Lavine
                          Title: Managing Director
                                   and Chief Investment Officer




                                 SCHEDULE A

      Bain Capital Partners VI, L.P. ("BCP VI") is the sole general partner of Bain Capital Fund VI, L.P. ("BCF VI") and Bain Capital VI Coinvestment Fund, L.P. ("BCF VI-Co"). Bain Capital Investors VI, Inc. ("BCI VI Inc.") is the sole general partner of BCP VI. W. Mitt Romney ("Mr. Romney") is the sole stockholder, sole director, Chief Executive Officer, Managing Director and President of BCI VI Inc. In addition, the following persons serve as directors or executive officers for BCI VI Inc.: Joshua Bekenstein (Treasurer and Managing Director), Edward W. Conrad (Managing Director), John P. Connaughton (Managing Director), Paul B. Edgerley (Managing Director), Robert C. Gay (Vice Chairman and Managing Director), Michael A. Krupka (Managing Director ), Jonathan S. Lavine (Managing Director), Ronald
P. Mika (Managing Director), Mark E. Nunnelly (Managing Director), Stephen
G. Pagliuca (Secretary and Managing Director), Dwight M. Poler (Managing Director), Joseph P. Preflow (Managing Director), and Mr. Robert F. White (Managing Director).

      Bain Capital, Inc. ("Bain Capital") is the managing general partner for BCIP Associates II ("BCIP II"), BCIP Associates II-B ("BCIP II-B"), BCIP Associates II- C ("BCIP II-C"), BCIP Trust Associates II ("BCIPT II") and BCIP Trust Associates II-B ("BCIPT II-B"). Mr. Romney is the sole stockholder, sole director, Chief Executive Officer, Managing Director, Chairman and President of Bain Capital. In addition, the following persons serve as directors or executive officers for Bain Capital: Joshua Bekenstein (Treasurer and Managing Director), Roy Edgar Brakeman, III (Managing Director), Edward Conard (Managing Director), John P. Connaughton (Managing Director), Paul B. Edgerley (Managing Director), Robert C. Gay (Vice Chairman and Managing Director), Michael A. Krupka (Managing Director), Jonathan S. Lavine (Managing Director), Ronald P. Mika (Managing Director), Mark E. Nunnelly (Managing Director), Stephen G. Pagliuca (Secretary and Managing Director), Dwight M. Poler (Managing Director), Joseph P. Preflow (Managing Director), Robert F. White (Managing Director) and Domenic J. Ferrante (Managing Director).

      Brookside Capital Investors, L.P. ("Brookside Investors") is the sole general partner of Brookside Capital Partners Fund, L.P. ("Brookside"). The following persons serve as Managing Directors of Brookside: Joshua Bekenstein, Roy Edgar Barkeman, III, Paul B. Edgerley, Domenic J. Ferrante and Mr. Romney. Brookside Capital Investors, Inc. ("Brookside Inc.") is the sole general partner of Brookside Investors. Mr. Romney is the sole stockholder, sole director, Chief Executive Officer, Chairman and President of Brookside Inc. In addition, Michele D. May serves as Vice President and Secretary of Brookside Inc.

      Sankaty High Yield Asset Investors, LLC ("Sankaty Investors") is the sole general partner of Sankaty High Yield Asset Partners, L.P. ("Sankaty"). Sankaty High Yield Asset Investors, Ltd. ("Sankaty Ltd.") is the managing member of Sankaty Investors. Mr. Romney is the sole shareholder, a director and President of Sankaty Ltd. The following persons are also executive officers or directors for Sankaty Ltd.: Michele May (Vice President and Assistant Secretary); Ann Marie Viglione (Vice President) and H. Bruce Murray (Secretary). In addition, the following persons serve as executive officers or directors for Sankaty and Sankaty High Yield Partners II, L.P. ("Sankaty II"): Jonathan S. Lavine (Managing Director and Chief Investment Officer), Diane J. Exter (Portfolio Manager and Executive Vice President), Neil Reiner (Portfolio Manager and Executive Vice President), Kristen Mugford (Portfolio Manager and Executive Vice President), and Stacy Braatz (Secretary).

      Sankaty High Yield Asset Investors II, LLC ("Sankaty II LLC") is sole general partner of Sankaty II. Sankaty Investors II, LLC ("Sankaty Investors II") is the managing member of Sankaty II LLC.



                             EXHIBIT 1

                       JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons listed below on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.01 per share, of CTC Communications Group, Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such
Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


Date:  May 26, 2000           BAIN CAPITAL FUND VI, L.P.
                              By:   Bain Capital Partners VI, L.P.,
                                      its General Partner

                              By:   Bain Capital Investors VI, Inc.,
                                      its General Partner

                              By: /s/ Mark E. Nunnelly
                              Name:  Mark E. Nunnelly
                              Title: Managing Director


Date:  May 26, 2000           BAIN CAPITAL VI COINVESTMENT FUND, L.P.
                              By:   Bain Capital Partners VI, L.P.,
                                      its General Partner

                              By:   Bain Capital Investors VI, Inc.,
                                      its General Partner


                              By: /s/ Mark E. Nunnelly
                              Name:  Mark E. Nunnelly
                              Title: Managing Director

Date:  May 26, 2000           BCIP ASSOCIATES II
                              BCIP ASSOCIATES II-B
                              BCIP ASSOCIATES II-C
                              BCIP TRUST ASSOCIATES II
                              BCIP TRUST ASSOCIATES II-B
                              By: Bain Capital Inc.


                              By: /s/ Mark E. Nunnelly
                              Name:  Mark E. Nunnelly
                              Title: Managing Director


Date:  May 26, 2000           PEP INVESTMENTS PTY LIMITED
                              By: Bain Capital, Inc.,
                                    its Attorney-in-Fact


                              By: /s/ Mark E. Nunnelly
                              Name:  Mark E. Nunnelly
                              Title: Managing Director


Date:  May 26, 2000           BROOKSIDE CAPITAL PARTNERS FUND, L.P.


                              By: /s/ Roy Edgar Brakeman, III
                              Name:  Roy Edgar Brakeman, III
                              Title: Managing Director


Date:  May 26, 2000           SANKATY HIGH YIELD ASSET PARTNERS, L.P.


                              By: /s/ Jonathan S. Lavine
                              Name:  Jonathan S. Lavine
                              Title: Managing Director
                                       and Chief Investment Officer


Date:  May 26, 2000           SANKATY HIGH YIELD PARTNERS II, L.P.


                              By: /s/ Jonathan S. Lavine
                              Name:  Jonathan S. Lavine
                              Title: Managing Director
                                       and Chief Investment Officer




                             EXHIBIT 3


      AMENDMENT NO. 1 TO THE SERIES B PREFERRED STOCK PURCHASE
               AGREEMENT AND ASSIGNMENT AND ASSUMPTION

      This Amendment No. 1 to the Series B Preferred Stock Purchase Agreement and Assignment and Assumption is made as of April 12, 2000 by and among the following:

      (i)   CTC Communications Group, Inc., a Delaware corporation (the
            "Company");

      (ii) each of the Persons listed on the signature pages hereto as an Original Purchaser (each, individually an "Original Purchaser," and collectively, the "Original Purchasers"); and

      (iii) each of the Persons listed on the signature pages hereto as Additional Purchasers (each, individually an "Additional Purchaser," and collectively, the "Additional Purchasers").

                             WITNESSETH:

      WHEREAS, the Company and the Original Purchasers have entered into a Series B Preferred Stock Purchase Agreement dated as of March 22, 2000 (the "Purchase Agreement") and now desire to modify the Purchase Agreement as set forth herein;

      WHEREAS, the Original Purchasers desire to assign, pursuant to
Section 8.2 of the Purchase Agreement (as modified hereby, the "Amended Purchase Agreement"), a portion of their rights to purchase shares of Series B Preferred Stock to the Additional Purchasers; and

      WHEREAS, the Additional Purchasers wish to accept such assignment and to join the Amended Purchase Agreement as Purchasers;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth below, the parties hereto agree as follows:

      1. Definitions. Capitalized terms used but not defined herein shall have the meanings assigned to those terms in the Purchase Agreement.

      2. Amendments to the Purchase Agreement.

         2.1 Section 4.1.10 of the Purchase Agreement hereby is amended and restated in its entirety as follows:

                  "4.1.10. Board of Directors. The Company shall have taken all the steps necessary to cause the individuals designated pursuant to Section 5.3.2 to be elected to the Board of Directors immediately after the Closing."

         2.2 Section 5 of the Purchase Agreement hereby is amended by inserting the phrase ", as adjusted as appropriate to reflect stock splits, stock combinations, stock dividends, stock reclassifications or similar events" in the following places: (a) in Section 5.3.1(ii) immediately after the phrase "(or Common Stock into which such Preferred Stock was convertible)", (b) in Section 5.3.1(iii) immediately after the phrase "(or Common Stock into which such Preferred Stock was convertible)", (c) in Section 5.3.2 immediately after the phrase "(or Common Stock into which such Preferred Stock was convertible)", (d) in Section 5.3.7 immediately after the phrase "(or Common Stock into which such Preferred Stock was convertible)" each time it appears therein, (e) in Section 5.5 immediately after the phrase "50% of the shares of Preferred Stock issued on the Closing Date", and (f) in Section 5.6.2 immediately after the phrase "30% of the shares of Series B Preferred Stock issued on the Closing Date".

         2.3 Section 5.5 of the Purchase Agreement hereby is amended by deleting the phrase "provided, however, that notwithstanding the foregoing the Purchasers and subsequent holders of the Securities may Transfer Shares" and replacing it with the phrase "provided, however, that notwithstanding the foregoing the Purchasers and subsequent holders of the Securities may Transfer Securities".

         2.4 Section 8.2 of the Purchase Agreement hereby is amended by deleting the phrase "one-third" each time it occurs therein and replacing it in each case with the phrase "thirty-seven and one-half percent (37.5%)" and by deleting the phrase "within ten days" appearing therein and replacing it with the phrase "within 21 days".

         2.5 Exhibit A to the Purchase Agreement shall be amended and restated in its entirety as set forth in Exhibit A attached hereto.

         2.6 Exhibit B to the Purchase Agreement (Certificate of Designation) hereby is amended as follows:

                  2.6.1 By deleting the phrase "Series B or Series C Preferred Stock" each time it occurs in the Section 2 in the definition of "Change of Control" and replacing it in each instance with the phrase "Series B Preferred Stock" and by deleting the phrase "or similar provisions in any Agreement relating to the Series C Preferred Stock" also appearing in such definition;

                  2.6.2 By deleting the definition of "Series C Preferred Stock" appearing in Section 2;

                  2.6.3 By deleting the phrase "plus an amount equal to all dividends accrued and unpaid thereon to the date fixed for redemption, whether declared or undeclared" appearing in clause
         (a) of Section 6.1;

                  2.6.4   By deleting the following appearing in Section
         8.10.2:

                  "(B) as consideration for the acquisition of a business or of assets, (C) in a firmly committed underwritten public offering, (D) to the Corporation's joint venture partners in exchange for interests in the relevant joint venture, (E) issued in connection with issuances of debt registered under the Securities Act of 1933, as amended, or in a transaction not requiring registration pursuant to Rule 144A thereunder or (F) upon exercise or conversion of any security the issuance of which caused an adjustment under Section 8.10.1, 8.10.3 or 8.10.4 hereof or the issuance of which did not require adjustment thereunder)"

         and replacing it with the following:

                  "(B) as consideration for the acquisition of a business or of assets, but only to the extent the aggregate consideration for all such acquisitions consummated after the Closing Date, for which the consideration per security determined as set forth below is less than the Conversion Price on the date of the relevant issuance, does not exceed $200,000,000, (C) to the Corporation's joint venture partners in exchange for interests in the relevant joint venture, (D) issued in connection with issuances of debt registered under the Securities Act of 1933, as amended, or in a transaction not requiring registration pursuant to Rule 144A thereunder or (E) upon exercise or conversion of any security the issuance of which caused an adjustment under Section 8.10.1,
         8.10.3 or 8.10.4 hereof or the issuance of which did not require adjustment thereunder)";

                  2.6.5 By deleting the phrase "determined by dividing the number of shares of Common Stock issuable upon exercise or conversion of such rights, options, warrants or other securities by the sum of" appearing in Section 8.10.2 and replacing it with the phrase "determined by dividing (i) the number of shares of Common Stock issuable upon exercise or conversion of such rights, options, warrants or other securities into (ii) the sum of";

                  2.6.6   By deleting the following appearing in Section
         8.10.3:

                  "(B) as consideration for the acquisition of a business or of assets, (C) in a firmly committed underwritten public offering, (D) to the Corporation's joint venture partners in exchange for interests in the relevant joint venture, (E) issued in connection with issuances of debt registered under the Securities Act of 1933, as amended, or in a transaction not requiring registration pursuant to Rule 144A thereunder (F) upon conversion of the Series B Preferred Stock, (G) upon exercise of conversion of any security outstanding as of the Closing Date or
         (H) upon exercise or conversion of any security the issuance of which caused an adjustment under Section 8.10.1, 8.10.2 or 8.10.4 hereof or the issuance of which did not require adjustment thereunder)"

         and replacing it with the following:

                  "(B) as consideration for the acquisition of a business or of assets, but only to the extent the aggregate consideration for all such acquisitions consummated after the Closing Date, for which the consideration per share is less than the Conversion Price on the date of the relevant issuance, does not exceed $200,000,000, (C) to the Corporation's joint venture partners in exchange for interests in the relevant joint venture, (D) issued in connection with issuances of debt registered under the Securities Act of 1933, as amended, or in a transaction not requiring registration pursuant to Rule 144A thereunder, (E) upon conversion of the Series B Preferred Stock, (F) upon exercise of conversion of any security outstanding as of the Closing Date or
         (G) upon exercise or conversion of any security the issuance of which caused an adjustment under Section 8.10.1, 8.10.2 or 8.10.4 hereof or the issuance of which did not require adjustment thereunder)";

                  2.6.7 By deleting the phrase "(the "Trigger Price")" appearing in Sections 8.10.2 and 8.10.3;

                  2.6.8 By deleting the phrase "at the Trigger Price" appearing in Sections 8.10.2 and 8.10.3 and replacing it in each instance with the phrase "at the Conversion Price on the date of such issuance"; and

                  2.6.9 By deleting the phrase "Section 4.6" appearing in
         Section 8.10.5 and replacing it with the phrase "Section 4.5".

         2.7 Exhibit C to the Purchase Agreement (Registration Rights Agreement) hereby is amended as follows:

                  2.7.1 By inserting the phrase "the lesser of" immediately before the phrase "20% or $30 million" appearing in Section 2.a(i);

                  2.7.2 By deleting the phrase ", with rights to be included therein," as it currently appears in clause (2) of
         Section 5.a(i) and by inserting the phrase "with rights to be included therein" in clause (2) of Section 5.a(i) immediately after the phrase "Common Stock of all holders"; and

                  2.7.3 By inserting the phrase "(whether pursuant to Section 2 or Section 3 hereof)" immediately before the period at the end of Section 5.a(i).

      3. Assignment. Pursuant to Section 8.2 of the Amended Purchase Agreement, the Original Purchasers hereby assign (a) to the Additional Purchasers listed on the signature pages hereto as Bain Funds (together, the "Bain Funds") collectively the right to purchase an aggregate of thirty-seven and one-half percent (37.5%) of the number of shares of Series B Preferred Stock to be issued on the Closing Date; and (b) to the Additional Purchasers listed on the signature pages hereto as TH Lee Investors (together, the "TH Lee Investors") the right to purchase an aggregate of thirty-seven and one-half percent (37.5%) of the number of shares of Series B Preferred Stock to be issued on the Closing Date. The Bain Funds shall be Bain Holders and Purchasers for all purposes under the Amended Purchase Agreement and shall have the same rights as Purchasers as if they were originally Purchaser parties thereto. The TH Lee Investors shall be THL Holders and Purchasers for all purposes under the Amended Purchase Agreement and shall have the same rights as Purchasers as if they were originally Purchaser parties thereto.

      4. Acceptance and Assumption. The Bain Funds hereby accept the assignment set forth in Section 3 and hereby assume all obligations, and agree to be bound by all terms and conditions, of the Amended Purchase Agreement as if they were originally Purchaser parties thereto. The TH Lee Investors hereby accept the assignment set forth in Section 3 and hereby assume all obligations, and agree to be bound by all terms and conditions, of the Amended Purchase Agreement as if they were originally Purchaser parties thereto.

      5. Further Assurances. Each of the Company, the Original Purchasers and the Additional Purchasers agrees that it will execute and deliver such other agreements and take such other action as is necessary to carry out the terms and intent of this Agreement.

      6. Incorporation of Certain Provisions of the Purchase Agreement. The provisions of Section 8 of the Amended Purchase Agreement are incorporated herein by reference as if such provisions were set forth in full herein.


      IN WITNESS WHEREOF, the undersigned have executed this Agreement as a sealed instrument as of the day and year first above written.


The Company:                        CTC COMMUNICATIONS GROUP, INC.


                                    By: _________________________
                                    Name:
                                    Title:






               [Signatures continue on following page]





The Original Purchasers:

                        CREDIT SUISSE FIRST BOSTON EQUITY
                        PARTNERS, L.P.

                        By:  Credit Suisse First Boston  Advisory
                             Partners, LLC, as Investment Advisor


                        By: __________________________________
                             Name:
                             Title:

                            Address for notices:

                             11 Madison Avenue
                             New York, NY 10010
                             Facsimile: (212) 325-2291
                             Attention: Hartley R. Rogers
                                        Michael Schmertzler


                        CREDIT SUISSE FIRST BOSTON EQUITY
                        PARTNERS (BERMUDA), L.P.

                        By: Credit Suisse First Boston Advisory
                             Partners, LLC, as Investment Advisor


                        By: ______________________________
                             Name:
                             Title:

                            Address for notices:

                             11 Madison Avenue
                             New York, NY 10010
                             Facsimile: (212) 325-2291
                             Attention: Hartley R. Rogers
                                        Michael Schmertzler


                        CREDIT SUISSE FIRST BOSTON U.S.
                        EXECUTIVE ADVISORS, L.P.

                        By: Credit Suisse First Boston Advisory
                            Partners, LLC, as Investment Advisor


                        By: ______________________________
                             Name:
                             Title:

                            Address for notices:

                             11 Madison Avenue
                             New York, NY 10010
                             Facsimile: (212) 325-2291
                             Attention: Hartley R. Rogers
                                        Michael Schmertzler


                        EMA PRIVATE EQUITY FUND 1999, L.P.

                        By: Credit Suisse First Boston (Bermuda) Limited, as General Partner


                        By: __________________________________
                             Name:
                             Title:

                            Address for notices:

                             c/o Credit Suisse First Boston Advisory
                               Partners, LLC
                             11 Madison Avenue
                             New York, NY 10010
                             Facsimile: (212) 325-2291
                             Attention: Hartley R. Rogers
                                        Michael Schmertzler



The Additional Purchasers:

                        The Bain Funds:


                        BAIN CAPITAL FUND VI, L.P.
                        By: Bain Capital Partners VI, L.P., its general
                              partner
                        By: Bain Capital Investors VI, Inc., its general
                              partner


                        By: __________________________________
                             Name:
                             Title:


                        BAIN CAPITAL VI COINVESTMENT FUND, L.P.
                        By: Bain Capital Partners VI, L.P., its general
                              partner
                        By: Bain Capital Investors VI, Inc., its general
                              partner


                        By: __________________________________
                             Name:
                             Title:


                        BCIP ASSOCIATES II
                        By: Bain Capital, Inc., its Managing Partner


                        By: __________________________________
                             Name:
                             Title:


                        BCIP TRUST ASSOCIATES II
                        By: Bain Capital, Inc., its Managing Partner


                        By: __________________________________
                             Name:
                             Title:


                        BCIP ASSOCIATES II-B
                        By: Bain Capital, Inc., its Managing Partner


                        By: __________________________________
                             Name:
                             Title:


                        BCIP TRUST ASSOCIATES II-B
                        By: Bain Capital, Inc., its Managing Partner


                        By: __________________________________
                             Name:
                             Title:


                        BCIP ASSOCIATES II-C
                        By: Bain Capital, Inc., its Managing Partner


                        By: ____________________________________
                             Name:
                             Title:


                        PEP INVESTMENTS PTY LTD.
                        By: Bain Capital, Inc., its attorney-in-fact


                        By: ____________________________________
                             Name:
                          Title: Managing Director


                        BROOKSIDE CAPITAL PARTNERS FUND, L.P.


                        By: ____________________________________
                             Name:
                             Title:


                        SANKATY HIGH YIELD ASSET PARTNERS, L.P.


                        By: ____________________________________
                             Name:
                             Title:


                        SANKATY HIGH YIELD PARTNERS II, L.P.


                        By: ______________________________________
                             Name:
                             Title:


                            Address for notices:

                             c/o Bain Capital, Inc.
                             Two Copley Place
                             Boston, MA 02116
                             Facsimile:  (617) 572-3274
                             Attention:

                             with a copy to:

                             Skadden, Arps, Slate, Meagher & Flom, LLP
                             Four Times Square
                             New York, New York 10036
                             Facsimile: (212) 735-2000
                             Attention: Eric Cochran, Esq.




                        The TH Lee Investors:
                        --------------------

                        THOMAS H. LEE EQUITY FUND IV, L.P.

                        By: THL Equity Advisors IV, LLC
                             as General Partner


                        By: ___________________________________
                             Name:
                             Title:


                        THOMAS H. LEE FOREIGN FUND IV, L.P.

                        By: THL Equity Advisors IV, LLC
                             as General Partner


                        By: ___________________________________
                             Name:
                             Title:


                        THOMAS H. LEE FOREIGN FUND IV-B, L.P.

                        By: THL Equity Advisors IV, LLC
                             as General Partner


                        By: ___________________________________
                             Name:
                             Title:


                        THOMAS H. LEE INVESTORS LIMITED
                        PARTNERSHIP


                        By: ___________________________________
                             Name:
                             Title:


                        THOMAS E. LEE CHARITABLE INVESTMENT
                        LIMITED PARTNERSHIP

                        By:  Thomas H. Lee
                             as General Partner


                        By: ___________________________________


                        1997 THOMAS H. LEE NOMINEE TRUST

                        By: State Street Bank and Trust Company, as Trustee


                        By: ___________________________________
                             Name:
                             Title:


                        ______________________________________
                        DAVID V. HARKINS


                        ______________________________________
                        THE HARKINS 1995 GIFT TRUST


                        ______________________________________
                        SCOTT A. SCHOEN


                        ______________________________________
                        C. HUNTER BOLL


                        ______________________________________
                        SCOTT M. SPERLING


                        ______________________________________
                        ANTHONY J. DINOVI


                        ______________________________________
                        THOMAS M. HAGERTY


                        ______________________________________
                        WARREN C. SMITH, JR.


                        ______________________________________
                        SETH W. LAWRY


                        ______________________________________
                        KENT R. WELDON


                        ______________________________________
                        TERRENCE M. MULLEN


                        ______________________________________
                        TODD M. ABBRECHT


                        ______________________________________
                        CHARLES A. BRIZIUS


                        ______________________________________
                        SCOTT L. JAECKEL


                        ______________________________________
                        SOREN L. OBERG


                        ______________________________________
                        THOMAS R. SHEPHERD


                        ______________________________________
                        WENDY L. MASLER


                        ______________________________________
                        ANDREW D. FLASTER


                        ______________________________________
                        ROBERT SCHIFF LEE 1998 TRUST


                        ______________________________________
                        STEPHEN ZACHARY LEE


                        ______________________________________
                        CHARLES W. ROBINS AS CUSTODIAN
                        FOR JESSE LEE


                        ______________________________________
                        CHARLES W. ROBINS AS CUSTODIAN
                        FOR NATHAN LEE


                        ______________________________________
                        CHARLES W. ROBINS


                        ______________________________________
                        JAMES WESTRA


                        PUTNAM INVESTMENT HOLDINGS, LLC.


                        By: _______________________________
                             Name:
                             Title:

                            Address for notices:

                             c/o Thomas H. Lee Company
                             75 State Street
                             Suite 2600
                             Boston, MA 02109
                             Facsimile: (617) 227-3514
                             Attention: Anthony DiNovi and Scott Sperling

                             with a copy to:

                             Skadden, Arps, Slate, Meagher & Flom, LLP
                             Four Times Square
                             New York, New York 10036
                             Facsimile: (212) 735-2000
                             Attention: Eric Cochran, Esq.